EXHIBIT 8
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                                  CERTIFICATION

          Certification required by Rule 13a-14(b) and Section 1350 of
                Chapter 63 of Title 18 of the United States Code

In connection with the report of Canadian Natural Resources Limited. (the "Company") on the Form 40-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

3. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED this 30th day of March, 2005.


SIGNED "Douglas A. Proll"
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Douglas A. Proll
Senior Vice President, Finance (Principal Financial Officer),
Canadian Natural Resources Limited